Mail Stop 6010


      September 8, 2005


Mr. Raanan Cohen
Chief Executive Officer
Scitex Corporation Ltd.
3 Azrieli Center
Triangular Tower 43rd Floor
Tel Aviv 67023
Israel

	Re:	Scitex Corporation Ltd.
      Form 20-F for the Year Ended December 31, 2004
      File No. 000-12332

Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 20-F for the Year Ended December 31, 2004

Item 15.  Controls and Procedures, page 94

1. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives..." Please revise your future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238,
available on our website at http://www.sec.gov/rules/final/33-
8238.htm.

Item 18.  Financial Statements, page 96

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that your independent auditors` report relies on the audit reports issued by other independent public accountants for certain consolidated subsidiaries, which statements reflect total assets of
$18.6 million at December 31, 2004 and total revenues of $31.3 million for the year then ended and that you have included the audit report for Jemtex Ink Jet Printing Ltd. We are assuming that this is the audit report that your auditors relied upon. However, you state on page 36 that Jemtex Ink Jet Printing Ltd. did not recognize any revenues in 2004, which is contradictory to the statement in the auditors report that they recognized revenues of $31.3 million. Please advise us as to whether the audit report for Jemtex Ink Jet Printing Ltd is the report referred to by your auditors. Please clarify whether Jemtex recognized any revenues in 2004.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding these comments.


      							Sincerely,



								Michele Gohlke
								Branch Chief


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Mr. Raanan Cohen
Scitex Corporation Ltd.
September 8, 2005
Page 2